SYLA Technologies Announces Its Growth Strategy Centered on Mergers and Acquisitions

TOKYO, January 31, 2024 – SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, today announced its mid-term business strategy centered on M&A and mid-term revenue targets for the next three years from the fiscal year ending December 2024 through the fiscal year ending December 2026.

M&A Growth Strategy

In its mid-term business strategy, SYLA aims to further accelerate the growth of its existing businesses by actively pursuing M&A opportunities, following the Company’s successful acquisition of a solar power business, and a business transfer from ietty Inc., a Japanese based AI real estate broker. The key elements of the M&A strategy are as follows:

1. Selection Criteria for M&A Candidates

●	Companies with synergies with SYLA’s core business
●	Companies, whether listed or unlisted, possessing a robust supply chain for real estate development from start to finish, but are facing challenges in business succession
●	Competitors in the same industry, particularly those serving markets and customers in which SYLA has yet to establish a presence
●	Companies with untapped potential in digital transformation and technology, where ongoing improvements in productivity and efficiency are expected to result in sustained business profits

2. M&A Decision Criteria

●	Companies with an undervalued purchase price (price-to-book ratio below 1x*, and anticipated profit contribution after the acquisition)
●	Companies with net assets that are undervalued relative to the fair value of their real estate holdings

* In March 2023, the Tokyo Stock Exchange (“TSE”) requested all companies listed in the Prime and Standard Markets to disclose and implement policies and initiatives to improve the cost of capital and return on capital. In line with this request, the TSE commented that a price-to-book ratio below 1x would indicate that the company has not achieved a return on capital that exceeds its cost of capital, or it lacks sufficient recognition of its growth potential by investors. SYLA considers Japanese companies with low price-to-book ratios, whether listed or unlisted, that can be expected to improve in response to TSE’s request above as undervalued.

Organic Growth Strategy

SYLA has outlined a mid-term growth strategy, targeting to surpass 40 billion yen in revenues by FY2026, as follows:

Mid-term Revenue Targets

	FY2024 (as announced on January 25, 2024)	FY2025	FY2026
Revenue Targets	27.5 - 30.0 billion yen	34.0 billion yen	41.0 billion yen

The revenue targets above specifically pertain to the Company’s organic growth, that is, not including revenues from M&A.

SYLA’s core business domain, real estate development and sales, continues its upward trajectory, propelled by the Japanese government's low interest rate policy, increased inbound investment, and population growth in the central Tokyo area, which is the Company’s primary focus. Despite challenges such as inflation-driven cost escalations and the potential for rising interest rates, SYLA anticipates robust growth. This expectation is based on the fact that the Company has already procured properties representing more than 60% of the estimated revenues for the real estate development and sales business through FY2025. Additionally, the collaboration with a private fund managed by BlackRock’s real estate division (announced on December 11, 2023), and the capital and business alliance with RIBERESUTE CORPORATION (TSE: 8887) (announced on January 23, 2024), are poised to enhance SYLA’s procurement and development capabilities, further contributing to sustained growth of the Company.

Furthermore, Rimawari-kun crowdfunding business is experiencing a steady rise in its membership (279,029 members as of December 2023, which is a 20% increase from the previous year), propelled by a successful collaboration with Rakuten Points. SYLA anticipates additional inflows of investment money driven by the Japanese government’s “Doubling Asset-based Income Plan.” With equity from investors and financing from banks supporting larger-scale investment projects for the Rimawari-kun business, we expect our crowdfunding business to transition from the membership acquisition phase to a full sales growth phase in FY2024.

The renewable energy business expects an increase in sales, driven by the full-scale development of its core non-FIT solar power sources backed by substantial subsidy support from the Ministry of Economy, Trade and Industry.

“The Japanese real estate industry has experienced substantial growth, particularly in the central Tokyo area, amid the recent low-interest-rate market conditions,” said Chairman, Founder, and CEO Hiroyuki Sugimoto. “Conversely, many companies in the real estate industry have price-to-book ratios below 1x, unable to leverage their robust net assets for their growth due to challenges such as industry-wide aging and the absence of business successors. With an estimated 23 trillion yen in unrealized profits for Japanese companies, attributed to the decade-long expansion of the central Tokyo real estate market, these low-growth companies have significant potential by taking advantage of leverage. Enriched with interconnected sectors, the real estate industry has the capacity to further stimulate the overall Japanese economy.”

Sugimoto continued: “SYLA is committed to fostering robust and steady organic growth by integrating our core real estate development and sales business with the Rimawari-kun business. Leveraging the cash generated from these businesses, we will concurrently pursue a growth strategy through M&A, targeting companies with a stable financial foundation and growth potential that are currently undervalued by the market. On the other hand, in the post-acquisition phase, it is imperative to create a secure work environment that empowers both management and employees to showcase their full capabilities. Therefore, we anticipate incurring reasonable post-merger integration costs, encompassing group integration and accounting audits. While these expenses may temporarily impact our short-term profits, we remain confident that this M&A strategy will drive substantial growth for SYLA in the medium to long term, ultimately delivering significant returns to our shareholders.”

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

Tel +1 (949) 574-3860

SYLA Technologies Company Contact:

Hajime Sugino

Head of SYLA USA

h_sugino@syla.jp